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EXHIBIT 99.A.11

                 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY &
                          C.M. LIFE INSURANCE COMPANY

            PURCHASE, REDEMPTION AND TRANSFER PROCEDURES AND METHOD
        OF COMPUTING ADJUSTMENTS ON PAYMENTS AND ACCOUNT VALUE FOR VUL.
        ---------------------------------------------------------------


This document sets forth, as required by Rule 6e-3 (T) (b) (12) (ii) adopted pursuant to the Investment Company Act of 1940, as amended, the administrative procedures that will be followed by Massachusetts Mutual Life Insurance Company ("MassMutual") and C.M. Life Insurance Company ("CML") (collectively and individually MassMutual and CML are referred to as the "Company") in connection with the issuance of the Variable Universal Life Policy described in this Registration Statement ("VUL" or the "Policy"), the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policy. Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, purchase, transfer or redemption transactions. The summary shows that, because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and other contractual plans.

A. AVAILABILITY AND UNDERWRITING--Upon receipt of a completed application, the Company will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve verification procedures, such as medical examinations, and may require that further information be provided by the proposed insured before an underwriting determination can be made. The rating classifications assigned will impact the mortality and risk charges assessed against a Policy. The minimum Face Amount is $50,000.

B. DEATH BENEFIT--VUL insures a single life and pays a death benefit upon the death of the insured. As long as the Policy remains in force, the Company will pay a Death Benefit to the named Beneficiary(ies) in accordance with the designated settlement option, generally within seven days after the Company receives due proof of death of the insured and verifies the validity of the claim. Payment of Death Benefits may, however, be postponed under certain circumstances. Additionally, during the first two Policy Years, during the first two years after an increase in Selected Face Amount, and in any other circumstances in which the Company may have a basis for contesting the claim, there can be a delay beyond the seven day period. All or part of the Death Benefit can be paid in cash or under one or more of the payment options set forth in the Policy.

We will investigate most death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, we will generally make a determination within five days as to whether the claim should be paid. Payments will be made promptly thereafter. The amount of the death benefit is determined as of the date of the insured's death. The Company pays interest from the date of the insured's death at the Option D rate or, if greater, at a state mandated rate.

VUL provides a choice of three death benefit options:


  1. Under Death Benefit Option 1 ("DBO 1") the death benefit is the greater of: (a) The Face Amount ("FA") in effect on the date of the insured's death; and (b) The Minimum Death Benefit in effect on the date of the insured's death.
  2. Under Death Benefit 2 ("DBO 2"), the death benefit is the greater of: (a) The FA in effect on the date of the insured's death plus the account value on that date; and (b) The Minimum Death Benefit in effect on the date of the insured's death.
  3. Under Death Benefit Option 3 ("DBO 3"), the death benefit is the greater of: (a) The FA in effect on the date of the insured's death plus the sum of all premiums paid (and not refunded) to that date; and (b) The Minimum Death Benefit in effect on the date of the insured's death.
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THE MINIMUM DEATH BENEFIT--is equal to the account value multiplied by the Death
Benefit Factor for the insured's attained age. The Death Benefit Factor depends on the IRC 7702 test chosen at issue by the Owner (Cash Value or Guideline Premium test).

ADJUSTED DEATH BENEFIT--The Death Benefit, as determined earlier, is adjusted as follows: (a) We deduct any policy debt outstanding on the date of the insured's death (including any accrued loan interest); (b) We deduct any unpaid premium amount needed to avoid termination during the policy grace period to the date of the insured's death.

OVER AGE 99 OF THE INSURED--The policy provides coverage for as long as it remains in force. The policy does not provide for an endowment in any year except where a state requires a maturity date. While the policy is in force, we will maintain all policy features (i.e. we will accept premium payments, take monthly deductions, honor all policy provisions, etc.). All rates applicable at attained age 99 will apply for attained ages 99+.

INTEREST ON DEATH BENEFIT--We will add interest from the date of the insured's death to the date of payment. The amount of interest will be computed using an effective annual rate not less than 3% or, if greater, the annual rate required by law. We currently use 3%.

CHANGES IN DBO--After the first policy year, the Owner may change the death benefit option of his/her policy, upon written request, while the insured is living and the insured is younger than attained age 85. A DBO change will be effective on the Monthly Charge Date ("MCD") which is on, or precedes, the date we approve the change, unless a later date is requested. A change in the DBO may follow one or more increases in the FA of the policy. In this case, the change will increase (decrease) the most recent increase(s) if the FA increases (decreases). No change in DBO will be allowed if the FA after the change would be less than $50,000. If the DBO is changed, we will send the Owner any revised or additional Policy Specifications for attachment to the policy.

C.  INCREASES IN FACE AMOUNTS ("FA")

  1. While the insured is living, the FA may be increased by written request. Any increases in FA is subject to the following conditions: (a) Submission of a written application for increase; (b) Satisfactory evidence of insurability must be provided for the insured; (c) No increase may be made after the Policy Anniversary Date nearest the insured's 85th birthday; (d) The minimum amount of any increase is $15,000.

  2. A FA increase is effective on the MCD that is on, or precedes, the date we approve the application. A FA increase is accomplished by issuing an additional insurance coverage segment. Each such segment has distinct issue ages, risk classes, target premiums, monthly charges, premium expense charges, surrender charges and commissions. The insuring ages for the increase segment are determined as of the policy anniversary on or just preceding the MCD on which the increase becomes effective. It is possible for risk classes of prior segments to change in order to match the risk class of the new segment. This will happen only if the underwriter indicates that it should. The general rule is that if the new segment has a risk class worse than prior segments, then the prior segments will not change. Conversely, if the new segment has a risk class better than prior segments, then the prior segments will change. The monthly charges that apply to each elected FA increase are the FA charge and the insurance charge. The administrative charge applies once to the policy as a whole. The premium expense charge also applies to each elected FA increase. The charges associated with the increase will be deducted from the account value beginning on the effective date of the increase.

  3. Premium payments received once an increase becomes effective will be allocated to each segment of the FA. The premium allocation will be made on a pro rata basis using the expense premium for each segment. If the net surrender value is insufficient to continue the changed policy in force for three months at the new monthly charges, we may require a payment sufficient to increase the net surrender value to such amount. The contestable and suicide periods begin again on the date of the FA increase for the increase in FA. If the FA is changed, we will send the Owner any revised or additional Policy Specifications for attachment to the policy.

D.  DECREASES IN FA

    1. After the first policy year, the FA may be decreased by the Owner's written request while the insured is living. No decrease is permitted within one year following the effective date of any increase. Any decrease will be effective on the MCD that is on, or precedes, the date we receive the written request. The FA remaining after any decrease (both elected and non-elected) must be at least $50,000.

    2. Elected decreases in FA (i.e., decreases resulting from other than a withdrawal or a change in the DBO) are taken on a last-in-first-out basis. In other words, the decrease is taken from the most recent increase. For a discussion of surrender charges as to elected decreases in FA, see H(3) herein. Any canceled segments remain active in the administrative system with a zero FA.

    3. Non-elected decreases in FA (i.e., decreases resulting from a withdrawal or a change in the DBO) are accompanied by canceling previously issued segments on a last-in-first-out basis. No surrender charge is assessed when the FA is reduced as the result of a non-elected decrease. If the FA is changed, we will send the Owner any revised or additional Policy Specifications for attachment to the policy.

E. DEATH BY SUICIDE--If the insured commits suicide within 2 years after the issue date of the policy and while the policy is in force, the policy will terminate. In this case, we will refund the amount of premiums paid for the policy, less any amounts withdrawn and less any policy debt. If the insured commits suicide within 2 years after the policy is reinstated and while the policy is in force, the policy will terminate. In this case, we will refund any amount paid to reinstate the policy and any premiums paid thereafter, less any amounts withdrawn and less any policy debt. If the insured commits suicide within 2 years after the effective date of any increase in the FA, the increase will terminate. In this case, we will refund the monthly charges made for that increase. However, if a refund as described in either of the two preceding paragraphs is payable, there will be no additional refund for the increase.

F. CONTESTABILITY--The Company cannot contest the Policy with respect to any material misrepresentation in the application regarding the insurability of the insured , once the policy has been in force during the lifetime of the insured for 2 years after its issue date; or with respect to any material misrepresentation in the application regarding the insurability of the insured once the policy has been in force during the lifetime of the insured for 2 years after its issue date. For any policy change requiring evidence of insurability, we cannot contest the validity of the change with respect to the insured after the change has been in effect for 2 years during the lifetime of that insured. If evidence of insurability is required to reinstate the policy, our right to contest the validity of the policy begins again on the date of reinstatement. For the insured living on that date, we cannot contest once the reinstated policy has been in force during the lifetime of the insured for 2 years after that reinstatement date. If the date of birth or gender of the insured as given in the application is not correct, the FA will be adjusted. The administrative system will initially handle misstatements as follows. If the misstatement is discovered after the insured's death, the adjustment will reflect the amount provided by the most recent monthly insurance charges using the correct age and gender. If the misstatement is found before the insured's death, the policy will be reissued to reflect the correct age and gender. This reissue leads to gains and losses if any units of a SA need to be sold. The Company reserves the right to not reissue the policy.

G.  PREMIUM PAYMENTS

    1. GENERAL--Premium payments are flexible as to both timing and amount. Any amount of premium may be paid at any time while the insured is living, subject to the minimums and maximums stated below. If the premium payment effective date is prior to the issue date of the policy, then the premium payment is considered "cash with app" and it is placed in a general account fixed fund. Interest is credited as of the date the premium payment is received at the Administrative Office designated by the Company. Deductions will come out of this fund if a MCD occurs before the premium is moved out of the fund. Money remains in this fund until one day after the Register Date.

  The amount refunded under the policy's "free-look" provision will vary by contract state. The refund will generally be: (a) any premium (either gross or net) paid for the policy, plus (b) interest credited to the policy under the GPA, plus or minus (c) an amount that reflects the investment experience of the investment divisions of the SA under the policy to the date the policy is received by us. Each premium payment, less a premium expense charge, is added to the account value and allocated to the investment funds as elected in the application. The allocation of premiums must be specified as whole percentages. After the policy is issued and during the free look period in a state that requires the return of gross premiums paid, the premium will be placed in a money market account for the number of free look days plus an additional six days, then transferred to the GPA and divisions of the SA as elected in the application. Deductions are taken from the money market account if a MCD occurs before the money is moved out of the fund.

  2. INITIAL PREMIUMS--Except as noted above, initial net premiums are allocated to the GPA and the Divisions as of the Register Date plus one, provided such funds and application are in good order and are received on a given business day by the time the New York Stock Exchange closes, normally 4:00 PM EST. If receipt is after such time, the allocation will occur on the next business day following the Register Date. "Good order" requires that Part 1 of the Application is completed, a suitability review and approval has occurred, all licensing issues are resolved, all owner and insured information is furnished, and all signatures are obtained. Subsequent premium payments received in good order on a given business day by the time the New York Stock Exchange closes, normally 4:00 PM EST, will be processed on a "same day" basis. If receipt, however, is after such time, the subsequent premium payment will be credited on the next business day. Allocation instructions can be changed prospectively, but allocations must be in whole percentage points.

  3. PLANNED PREMIUMS--The planned premium is the premium the Owner plans to pay. It is chosen by the Owner at issue. The frequency of planned premiums for the policy is as elected in the application. The frequency and amount of the planned premium may be changed by written request. The Owner does not have to pay the planned premium. Timely payment of the planned premium does not guarantee that the policy will stay in force until the insured has died.

  4. MAXIMUM PREMIUM PAYMENTS IN ANY POLICY YEAR--For the Cash Value Test, the maximum premium which may be paid during any policy year is the greatest of:
  (1) The largest premium which will not increase the insurance risk; (2) $100 plus 2 times the annual target premium; and (3). The amount of premiums paid in the preceding policy year. For the Guideline Premium Test, the maximum premium which may be paid during any policy year is the lesser of the maximum premium calculated for the Cash Value Test and the guideline premium limitation for the Guideline Premium Test.

  5. MINIMUM PREMIUM PAYMENTS IN ANY POLICY YEAR--The initial premium paid must be at least $20 or, if greater, the amount needed to prevent termination before the next billing date. Each premium paid must be at least $20 or, if greater, the amount needed to prevent termination. Refer to section on Lapse Logic for termination rules.

  6. SECONDARY GUARANTEE PREMIUMS--The policy offers a safety test in the form of two no-lapse guarantees. Each has a corresponding Guarantee Period and Guarantee Premium. The two Guarantee Periods are: (1) The earlier of 20 years or to age 90 of the insured, and (2) To age 100 of the insured. The First Guaranteed Premium will be table driven, utilizing a joint equal age. The Second Guaranteed Premium will be equal to the Guideline Level Premium. The Guaranteed Premiums will vary by issue age, gender, underwriting class and death benefit option.

  7. BILLING--The billed premium is equal to the planned premium. Premium notices will be sent for the planned premium based on the amount and frequency in effect. The frequency or amount of the planned premium may be changed by written request. We will stop sending notices for the planned premium upon receipt of the Owner's written request to do so. Available premium frequencies and billing types are: (1) Regular - Annual, Semiannual, and Quarterly; (2) Triple M - Monthly Check Service; and (3) Pension, Plan C and Invoice -

    Annual, Semiannual, Quarterly and Monthly. If payment of the planned premium exceeds the maximum premium limit, the planned premium (and, hence, the billed premium) for the policy will be changed to the maximum premium. Government Allotment and Federal Employee payment plans are not available. Money-purchase is also not available. There is no frequency loading, i.e., the modal planned premium is the annual amount divided by the frequency factor (i.e., 2 for semiannual, 4 for quarterly, or 12 for monthly).

    8. TARGET PREMIUMS--Each policy has an annual target premium. At any time, a policy's target is equal to the sum of the target for each insurance coverage segment in force on that date. For each segment, the target is the segment's FA (in thousands) multiplied by the unit target at the issue age for that segment. The target premium will be table driven, utilizing a joint equal age. The target premium will vary by issue age, gender, underwriting class and death benefit option. Unisex targets equal the male targets.

H.  CHARGES

    1. MONTHLY CHARGES--The policy is assessed monthly charges based on current rates. These may be changed periodically to reflect expectations for future mortality, investment, persistency and expense results; however, the current rates may not exceed the maximum guaranteed rates. Monthly charges will be deducted from the account value on each MCD. Monthly charges will be taken from the divisions of the SA and from the GPA in proportion to the values of the policy in each of those divisions and in the GPA (excluding any outstanding loans). Deductions will be made and values will be determined on the Valuation Date that is on, or next follows, the latest of: (i) The Register Date; (ii) The date the charges are due; and (iii) The date we receive the amount of premium needed to prevent termination. VUL has four types of monthly charges:

       a.  Administrative Charge--An Administrative Charge of $6 per policy will
       -------------------------
       be deducted monthly from the account value on each MCD in all policy years. The Maximum Monthly Administrative Charge is $12 per policy.

       b.  Face Amount Charge - The Face Amount Charge is the FA multiplied by a
       ----------------------
       rate per $1,000. The charge resulting from the year 1-5 rate of $0.09- $0.17 per $1,000 will be deducted monthly from the account value on each MCD during the first through fifth policy years. The charge resulting from the year 6+ rate of $0.00 per $1,000 will be deducted monthly from the account value on each MCD after the sixth policy year. The Maximum Monthly Face Amount Charge will be the same as the current monthly Face Amount Charge. If the FA has been increased, the Face Amount Charge for each month will be the sum of the charges determined separately for each segment of the FA.

       c.  Insurance Charge--The Insurance Charge is the monthly insurance
       --------------------
      charge rate per $1,000 of insurance risk multiplied by the insurance risk. There is a separate monthly insurance charge rate per $1,000 of insurance risk for each FA segment. The insurance risk is computed as of the date the charge is due. If the insurance risk is increased due to the minimum death benefit, the table that applies to the most recent increase requiring evidence of insurability will be used for such increase.

       d.  Rider Charge - The monthly rider charge is the sum of the monthly
       ----------------
       charges for any riders in effect on the MCD.


    2. PREMIUM EXPENSE CHARGE--The policy is assessed a premium expense charge based on current rates. These may be changed periodically to reflect expectations for future mortality, investment, persistency and expense results; however, the current rates may not exceed the maximum guaranteed rates. The expense premium will be table driven. The expense premium will vary by issue age, gender and underwriting class.

    The current and maximum premium expense charges are as follows:

                                         Current   Maximum
                                         -------   -------
       Up to expense premium               5%        7.5%
       Above expense premium               3%          5%

    3. SURRENDER CHARGES--A surrender charge is imposed if the policy is surrendered at any time before the 15th policy year. The first year surrender charge will equal 140% of the standard annual target premium not to exceed a flat dollar amount (varying by age and class and somewhat lower than 50 per thousand). The surrender charge will grade down by 10% of the first year surrender charge per year over 14 years.

    There will be a surrender charge calculated for each FA segment. Each FA segment will have its own fourteen year surrender charge, the first year of which is based on the standard annual target premium for the attained age at the time the additional FA segment is added.

    Elected decreases in FA (i.e. decreases resulting from other than a withdrawal or a change in the DBO) result in canceling previously issued segments. This is last-in-first-out processing. Under such a decrease, a partial surrender charge is assessed and deducted from the account value. It is equal to the surrender charge as of the date of the decrease for that portion of any segment which is canceled under the decrease. Whenever a partial surrender charge is assessed, the ongoing surrender charges for each segment which is canceled (in full or in part) are reduced in proportion to the amount of the reduction in FA for that segment. No surrender charge is assessed when the FA is reduced as the result of a withdrawal or a change in the DBO. If the partial surrender charge for a decrease is greater than the account value of the policy, then the partial surrender charge for that decrease is equal to the account value on the date of the surrender. The surrender charge after the decrease equals the surrender charge prior to the decrease, less the partial surrender charge taken. If the full surrender charge cannot be taken from one segment, it will be taken from prior segments. Any segment that "goes away" as a result of a FA decrease remains active with zero units and the surrender charge remains active on that segment. The surrender charge on such a segment will only be recovered in the event of a full surrender.


I. SEPARATE ACCOUNTS (SA) DIVISIONS--The cumulative limit on the number of distinct SA divisions to which net premiums are allocated and transfers are made is currently 16, with plans to increase this number in coming years. Accounting for the allocation of the account value within the divisions of the SA is done by holding units within each, much the same as under our variable annuities.
All charges and credits to that part of the account value which is allocated to a division of the SA are made by selling or purchasing units in that division at the current unit value.

J.  POLICY VALUES/INVESTMENT FUNDS--

    1. ACCOUNT VALUE--The account value is the sum of all premium payments adjusted by periodic charges and credits and partial withdrawals. The policy value is equal to the account value less any surrender charge. The policy's net surrender value is equal to the policy value less any policy debt. The policy's account value will be allocated among the various investment funds available. Investment performance from each of the divisions of the SA is reflected through the value of the units held in each division. Each unit within a division has the same value. Unit values will be the same regardless of which company issues the policy (CM Life or MassMutual). Unit values are determined on each valuation date based on the investment performance of the underlying funds, such as MML Series Investment Fund or the Oppenheimer Variable Account Funds. Valuation Date is any date on which the New York Stock Exchange is open for trading. The unit values will reflect a mortality and expense risk charge (M&E). On an annual basis, the "current" M&E is 0.55% for all policy years. It is guaranteed not to exceed 0.90%. The amount of any account value allocated to any division of the SA is not guaranteed. This means the amount of this portion of the account value may increase or decrease by any amount depending upon the investment performance of the underlying investment fund.

    2. ACCOUNT VALUATION--A policy's account value is equal to: (a) the sum of all premiums paid less the premium expense charge; (b) less the monthly charges, which consist of an administrative charge, a face amount charge, an insurance charge and a rider charge; (c) less any withdrawals (including any withdrawal fees); (d) less surrender charges assessed under an elected decrease in FA; (e) plus any interest earned on the account value held in the GPA; (f) plus or minus investment experience on the account value held in the divisions of the SA. The items in the list above are not in processing order. They appear here so one can see what additions and deductions apply to the account value. The account value is allocated between the GPA and each division of the

    SA and the value within each fund is maintained separately. The account value for the policy is the sum of its account value held in the GPA (fixed account value) and its account value held in each division of the SA (variable account value).

    3. GPA VALUE--The fixed account value is accounted for in dollars and cents. Its value at any time is the sum of all charges and credits plus earned interest. The decrease in the GPA resulting from a withdrawal is equal to the dollar amount withdrawn from the GPA as specified in the withdrawal request.

    4. THE VARIABLE ACCOUNT VALUE--Each division of the SA is accounted for through holding units within each division. Charges and credits are accomplished by increasing (purchasing) or decreasing (selling) the number of units of each division held under the policy. Investment experience on the variable account value is reflected through the change in the value of each unit. Therefore, the policy's variable account value in any division is the total number of units for that division held under the policy multiplied by the value of each unit on the date of the valuation.

K. GUARANTEED PRINCIPAL ACCOUNT (GPA)--Amounts allocated to this fund will be invested within the Company's General Account. For MassMutual policies, these funds will be part of the non-traditional segment of the MassMutual General Account. For CM Life policies, these funds will be part of CM Life's General Account. Amounts allocated to the GPA will be accounted for in dollars and cents. Interest is earned and credited on a daily basis on the portion of the account value which is allocated to the GPA, including any loaned values. The portion of the account value equal to the loan balance earns interest at the policy loan rate less a company declared charge for expenses and taxes (currently 0.9% in the first 15 policy years and 0.5% thereafter, and guaranteed not to exceed 2%), or, if greater, 3% per annum. The account value allocated to the GPA in excess of any loan balance earns interest at a company declared rate. This rate is guaranteed to be not less than 3% per annum. The declared rate will be the portfolio earnings rate of the GPA less a spread. The declared rate will reflect our expectations for future investment results, profits and expenses. The rate will be declared monthly in advance. Once declared for a calendar month, it cannot be changed.

L. CHANGES IN CURRENT RATES--Current rates are expected to be revised periodically at the discretion of the company as follows:

    1. REVISED CHARGES--Insurance Charge Rates, monthly Policy Loan Expense Charge (PLEC), Premium Expense Charge (PEC), Face Amount Charge (FAC), and Monthly Administrative Charge (MAC) are (1) Revised annually; (2) Approved and announced on or about November 1, and (3) Effective from the MCD on or next following January 1 for all new issues and all in force policies.

    2. ADJUSTABLE POLICY LOAN RATES--The same as ALR rate for Whole Life.

    3. INTEREST--is (1) Revised monthly; (2) Approved and announced 1 to 2 weeks prior to the beginning of each calendar month; and, (3) Effective from the first day of a month through the last day of that month or until the date of an earlier special revision.

    4. SA UNIT VALUES--Are valued on each valuation date for each division.

Changes described above will affect only "current" rates, not guaranteed rates. We reserve the right to change any non-guaranteed rate more frequently than indicated above, but such changes are not anticipated.

M. TRANSFERS--The transfer of account value between or among investment funds is allowed without charge subject to the following restrictions: (1) Transfer requests must be in writing, and (2) Only one transfer will be permitted from the GPA in each policy year. Each such transfer may not exceed 25% of the account value, less any policy debt, in the GPA at the time of transfer. There is an extra contractual exception to this rule. We will allow a 100% transfer from the GPA following three consecutive years of 25% transfers from the GPA, provided no value has been transferred into the GPA and no premiums have been allocated to the GPA during this period. The following types of transfers can be made: (1) Transfers of values between the divisions of the SA. These transfers will be made by selling all or part of the accumulation units in a division and applying the value of the sold units to purchase units in any other division; (2) Transfers of values from one or more divisions of the SA to the GPA. These transfers will be made by selling all or part of the accumulation units in a division and applying the value of the sold units to the GPA; (3) Transfers of values from the GPA to one or more divisions of the SA. These transfers will be made by applying all or part of the value in the GPA (excluding any outstanding policy loans) to purchase accumulation units in one or more divisions of the SA. There is currently no limit to the number of transfers in a policy year other than from the GPA; however, we will reserve the right to limit transfers to not more than one every 90 days, with one exception. There are no restrictions on a transfer of all funds in the SA to the GPA. There is no minimum transfer amount nor minimum value which must be maintained within an investment fund except as noted earlier. Transfers must be in whole-number percentages or in dollar-and-cent amounts. Transfers will be made as of the Valuation Date, provided the request is received in good order. All transfers made on the Valuation Date will be considered one transfer. Transfer requests received in good order for transfers between divisions generally will be done on a "same day" basis.

N. WITHDRAWALS & SURRENDERS--After the first policy year, partial withdrawals may be made by written request at any time the policy is in force and the insured is living. The request for a withdrawal must state the account(s) from which the withdrawal will be made. From any withdrawal from the SA, the request must also state the division(s) from which the withdrawal will be made. A withdrawal will be effective on the date we receive the written request in good order. On the effective date of the withdrawal, the non-loaned account value is reduced by the amount of the withdrawal. The withdrawal amount includes the withdrawal fee. The maximum withdrawal fee is $25. There is no plan at this time to charge less than the maximum. The withdrawal from the GPA will be made by reducing the non-loaned account value in that account to provide the amount of the withdrawal. A withdrawal from a division of the SA will be made by selling a sufficient number of accumulation units to provide the amount of the withdrawal. There is no surrender charge levied when a partial withdrawal is taken. Full surrenders will generally be processed within seven days of receipt of the written request in good order, and partial withdrawals within seven days of receipt in good order of the written request./1/

The FA will be decreased by the amount of the withdrawal if: (a) DBO 1 or DBO 3 is in effect. FA decreases of this type are considered as "non-elected" and do not cancel or reduce previously issued coverage segments for purposes of ongoing targets or surrender charges, and (b) We have not received evidence of insurability satisfactory to us. Under DBO 2, there is no reduction in the FA. If a decrease follows one or more FA increases, the decrease is taken from the most recent increase(s). The last-in-first-out rule applies. Withdrawals will be subject to the following limits: (1) The minimum amount of a withdrawal (including the withdrawal fee) is $100; (2) The maximum amount of a withdrawal on any date is 75% of the net surrender value on that date; (3) The FA after a withdrawal must not be less than $500,000; and (4) The withdrawal from each fund cannot exceed the non-loaned account value allocated to that fund as of the date of the withdrawal. If the FA is reduced due to a withdrawal, we will send the Owner any revised or additional Policy Specifications for attachment to the policy.

O. POLICY LOANS--After the first policy year, while the insured is living, loans can be made at any time. The maximum amount which can be borrowed on any date is: (1) 90% of the policy value (i.e., account value less surrender charge), less (2) any outstanding policy debt (including accrued policy loan interest). Loan repayments will be credited on the date we receive them.

__________________
/1/ Payment from the Separate Account may be postponed whenever: (i) the New York Stock Exchange is closed for other than for customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. Payments from the portion of the Account Value held in the GPA may be postponed for up to six months. Payments under the Policy of any amount paid to the Company by check may be postponed until such time as the check has cleared the Policyowner's bank.

    1. All or part of any policy debt may be repaid at any time while the policy is in force and the insured is living. Loan repayments will be credited on the date we receive them. In the event that there are several loans against a policy, the oldest loan is repaid first. A loan is attributed to each division of the SA and to the GPA in proportion to the values of the policy in each of those divisions and in the GPA (excluding any outstanding policy loans) at the time of the loan. Any loan repayment received by us within 30 days of the policy anniversary date will be used first to pay off any loan interest due and then applied to principal. Any loan repayment received by us on a date other than within 30 days of the policy anniversary date will be allocated first to the GPA until the Owner has repaid any loan amounts, excluding loan interest (both outstanding and previously capitalized), that originated from the GPA. In other words, only the original principal borrowed from the GPA will be paid back to the GPA first. Any additional loan repayments, including loan interest, will be allocated to the GPA and the divisions of the SA according to the premium allocation factors then in effect.

    2. Loan repayments must be clearly identified as such; otherwise, they will be considered premium payments. The amount equal to any outstanding policy loans will be held in the GPA and will earn interest as described herein. The above amounts are determined as of the effective date of the new loan. Policy loan interest is charged in arrears at a rate determined by the policy loan rate provision, which may be either (1) the variable policy loan rate, or (2) the 5% fixed loan rate. The choice of loan rate provision will be elective at the time of application, except in those states requiring the fixed rate provision. Once elected, this choice cannot be changed. The variable loan rate is an annual rate set by the company. This rate may change from year to year. Each year we will set the rate that will apply for the next policy year. The rate will apply to all policy debt under the policy. Each year there is a maximum limit on the variable loan interest rate we can set. That limit is based on a published monthly average. That average will be the Monthly Average Corporate yield shown in Moody's Corporate Bond Yield Averages, as published by Moody's Investors Service, Inc. The maximum limit is the published Monthly Average for the calendar month ending 2 months before the month in which the policy year begins or, if higher, the minimum annual interest rate for the GPA plus 1%.

    3. If the maximum limit for a policy year is at least 1/2% higher than the loan interest rate in effect for the previous year, we may increase the rate to a rate not higher than that limit. If the maximum limit for a policy year is at least 1/2% lower than the loan interest rate in effect for the previous year, we must decrease the rate to a rate not exceeding that limit. Any policy loan, either elected or for capitalizing loan interest, automatically will result in a transfer of part of the account value from the divisions of the SA to the GPA. The amount transferred from each division of the SA will be in proportion to the non-loaned value in each of the funds as of the effective date of the loan. Any such transfer is made by selling accumulation units in the division of the SA and applying the value of those units to the GPA on the date the loan is made. Any interest added to the loan will be treated as a new loan. However, no part of this new loan will be treated as a loan from the GPA when it comes time to repaying the loans taken against the GPA before loans taken against the SA. VUL does not provide automatic premium loans.

P. RIDERS--The following riders will be available: Waiver of Monthly Charges; Disability Benefit; Cost of Living Adjustment; Guaranteed Insurability; Substitute of Insured; Other Insured; and Living Benefits Rider.

Q. LAPSE LOGIC--Policy debt (which includes accrued interest) may not equal or exceed the policy value. If this limit is reached, the policy will terminate after the following happens: (1) We mail written notice to the Owner. This notice will state the amount needed to bring the policy debt back within the limit; (2) If we do not receive payment within 31 days after the date we mail the notice, the account value will be reduced by any surrender charges that apply and this policy will terminate without value at the end of those 31 days. During the first 10 policy years, if the account value less any outstanding debt is not enough to cover the monthly charges due on a MCD and the safety test is not met on that date, the policy may terminate without value. After the first 10 policy years, if the net surrender value is not enough to cover the monthly charges due on a MCD and the safety test is not met on that date, the policy may terminate without value. However, we allow a grace period for payment of the amount of premium (not less than $20) needed to avoid termination. During the first 10 policy years, if the account value cannot cover the monthly charges due on a MCD but the safety test is met on that date, then the monthly charges for that date will be reduced to an amount equal to the account value less any policy debt. After the first 10 policy years, if the net surrender value cannot cover the monthly charges due on a MCD but the safety test is met on that date, the monthly charges for that date will be reduced to an amount equal to the account value less any policy debt.

Safety Test:  The safety test can be met only during the First and Second
------------
Guarantee Periods. Each Guarantee Period is paired with a Guarantee Premium. The First Guarantee Period is the earlier of 20 years or to age 90 of the insured. The Second Guarantee Period is to age 100 of the insured. The Guarantee Periods may be different in Texas, New York, New Jersey and Massachusetts. These states may only have one Guarantee Period and the Guarantee Period(s) may be of different length. For any day during the First Guarantee Period, the safety test is met if the result of premiums paid less amounts withdrawn, accumulated with interest to that day, equals or exceeds the result of payments of the First Guarantee Premium accumulated with interest from the policy date to that day. For any day after the First Guarantee Period but during the Second Guarantee Period, the safety test is met if the result of premiums paid less amounts withdrawn, accumulated with interest to that day, equals or exceeds the result of payments of the Second Guarantee Premium accumulated with interest from the policy date to that day. In the safety test, interest is accumulated at an effective annual rate equal to the minimum annual interest rate for the GPA. Also, we assume in this test that Guarantee Premiums are paid on each MCD.

R. REINSTATEMENT--A policy may be reinstated within five years as long as the policy was not surrendered for its net surrender value and the insured has died since the policy terminated.. Reinstatement requires a written application, evidence of insurability on the insured and payment of an amount of premium necessary to keep the policy in force for 3 months from the date of reinstatement. This amount will be quoted upon request. Reinstatement will not be allowed if an insured has died since the date of termination. The policy will be reinstated on the MCD on or next following the date we approve the application. Upon reinstatement, the cost is applied as a premium and the premium expense charge is deducted. The following changes apply to the policy upon reinstatement.

    1. Monthly deductions begin as of the MCD on or next following the effective date of reinstatement.

    2. Surrender charges are the same as those had the policy not terminated. However, if the surrender charge was taken when the policy terminated, the applicable surrender charges will not be reinstated.

    3. Any account value or policy debt as of the date of termination is not reinstated, i.e., there is no loan and the account value is based solely on the payment of the cost of reinstatement.

    4. The PSO will be reinstated.  However, the EPR will not be reinstated.

    5. The contestability and suicide periods begin again on the date of reinstatement.

S. DIVIDENDS--The CM Life policy is non-participating. The MassMutual policy is participating, but no dividends will be payable.